Michael Page

INTERNATIONAL

Corporate Office, 8 Bath Road, Slough, Berkshire SL1 3SA Tel: 01753 849300 Fax: 01753 849386

02 AUG 15

02049274

8 August 2002 File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Notice of results.
2. Substantial shareholders notification – Capital Group.
3. Substantial shareholders notification – Harris Associates.
4. Directorate change.
5. Substantial shareholders notification – Fidelity International.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

Yours sincerely

Jeremy Tatham
Group Reporting Accountant

Direct Line 01753 849338
jeremytatham@michaelpage.com

Company	Michael Page International PLC
TIDM	MPI
Headline	Notice of Results
Released	07:00 7 Aug 2002
Number	6315Z

7 August 2002

RELEASE OF HALF YEAR RESULTS

Michael Page International will release its Half Year Results on Monday 19 August 2002.

- Ends -

Enquiries:

Financial Dynamics **Tel: 020 7269 7291**
Richard Mountain

END

Company website

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	15:48 5 Aug 2002
Number	5641Z

RNS Number:5641Z
Michael Page International PLC
5 August 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

THE CAPITAL GROUP COMPANIES INC AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

1,721,544

8) (0.46%) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

31/7/02

11) Date company informed

5/8/02

12) Total holding following this notification

36,877,832

13) Total percentage holding of issued class following this notification

9.83%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM 01753-849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 5/8/2002

Letter to: Michael Page International plc - dated 31 July 2002

SECTION 198 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International, Inc., Capital Research and Management Company, Capital Guardian Trust Company, Capital International S.A., and Capital International Limited, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (375,000,000 shares outstanding)

Number of shares in which the Companies have an interest:

36,877,832

Name(s) of registered holder(s):

See Schedule B

Letter from The Capital Group Companies, Inc.

As of 31 July 2002

Michael Page International plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	36,877,832	9.83%

Holdings by CG Management Companies and Funds:

• Capital Guardian Trust Company	8,789,086.00	2.34%
• Capital International Limited	6,260,939.00	1.67%
• Capital International S.A.	4,694,682.00	1.25%
• Capital International, Inc.	297,200.00	0.08%
• Capital Research and Management Company	16,835,925.00	4.49%

Schedule A

Schedule of holdings in Michael Page International plc
As of 31 July 2002

Capital Guardian Trust Company

Registered Name		Local Shares
State Street Nominees Limited		735,300
Bank of New York Nominees		60,300
Chase Nominees Limited		6,067,600
Midland Bank plc		720,400
Nortrust Nominees		1,157,300
Mellon Nominees (UK) Limited		48,186
	TOTAL	8,789,086

Schedule B

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited	88,200
Bank of New York Nominees	1,026,360
Chase Nominees Limited	1,416,020
Midland Bank plc	202,600
Bankers Trust	905,400
Barclays Bank	69,600
Citibank London	211,600
Morgan Guaranty	167,900
Nortrust Nominees	1,640,259
Lloyds Bank	45,600
Citibank NA	25,600

Deutsche Bank AG	250,200
HSBC Bank plc	146,500
KAS UK	60,500
Clydesdale Bank plc	4,600
TOTAL	6,260,639

Schedule B

Capital International S.A.

Registered Name	Local Shares
Bank of New York Nominees	78,300
Chase Nominees Limited	1,324,772
Credit Suisse London Branch	121,000
Midland Bank plc	142,700
Barclays Bank	29,400
Nortrust Nominees	13,600
Morgan Stanley	15,500
Royal Bank of Scotland	2,423,500
National Westminster Bank	167,700
Lloyds Bank	40,500
Citibank NA	54,800
Deutsche Bank AG	282,910
TOTAL	4,694,682

Schedule B

Capital International, Inc.

Registered Name	Local Shares
Nortrust Nominees	192,700
HSBC Bank Plc	104,500
TOTAL	297,200

Schedule B

Capital Research and Management Company

Registered Name		Local Shares
State Street Nominees Limited		4,991,093
Chase Nominees Limited		11,844,832
	TOTAL	16,835,925

Schedule B

This information is provided by RNS
The company news service from the London Stock Exchange

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02 AUG 15

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:00 6 Aug 2002
Number	6206Z

RNS Number:6206Z
Michael Page International PLC
6 August 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HARRIS ASSOCIATES L.P. AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

128,500

6) (0.03%) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

30/7/02

11) Date company informed

6/8/02

12) Total holding following this notification

30,795,600

13) Total percentage holding of issued class following this notification

8.21%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01753 849335

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...6/8/2002.......

Letter to: Michael Page International Plc

We are writing to notify you pursuant to the Disclosure of Interests in Shares (Amendment) Regulations 1993 (SI 1993 No. 1819) of our interest in investment holdings in the ordinary share capital of Michael Page International. Following a purchase of 128,500 shares on July 30, 2002 accounts managed by Harris Associates L.P became the beneficial owners of 30,795,600 shares of Michael Page. This represents 8.21% of the company and an increase of 1.00% from our last notification dated July 17, 2002.
The following is a breakdown as of August 2, 2002:

Account Name	Shares Owned	% of Company
Oakmark International Fund	17,322,900	4.62%
Oakmark Global Fund	3,740,000	1.00%
CDC Nveat Star Int'l	394,400	.11%
Asahi Global Fund	2,181,500	.58%
Hillview International Alpha	175,000	.05%
Harris International Partnership	584,000	.16%
Metlife Concentrated International	977,500	.26%
MMIF Overseas	360,500	.09%
BMG Foundation	1,448,000	.39%
CDC Oakmark Global	173,900	.05%
Ohio PERS	280,000	.07%
Wake Forest	413,500	.11%
Kauffman	1,257,500	.33%
Raytheon Master Pension Trust	183,500	.05%
Boise Cascade Corporation	412,800	.11%
Schwab Int'l MarketMasters Fund	890,600	.23%
	30,795,600	8.21%

Percentages are based on 375,000,000 outstanding shares. All holdings of Michael Page International are for investment purposes only.

Letter from: Harris Associates L.P.

END

Company	Michael Page International PLC
TIDM	MPI
Headline	Directorate Change
Released	07:00 1 Aug 2002
Number	3967Z

1 August 2002

MICHAEL PAGE INTERNATIONAL PLC

DIRECTORATE CHANGE

Lord Wakeham has informed Michael Page International plc that, following his 70th birthday at the end of June and having seen his successor as Chairman firmly in place, he has decided to retire from the Board with effect from the end of July. Lord Wakeham was Chairman of the company until May this year.

Adrian Montague, Chairman of Michael Page International, said:

"John Wakeham has served Michael Page with distinction since he became Chairman in 1995. We thank him for his wise counsel and advice over the years, and we all wish him well in his retirement."

Enquiries:

Terry Benson	Chief Executive	Michael Page International plc	020 7269 2205
Richard Mountain		Financial Dynamics	020 7269 7291

END

Company website

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:25 30 Jul 2002
Number	3176Z

RNS Number:3176Z
Michael Page International PLC
30 July 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LTD

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

3,077,100

8) (0.82%) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

25/7/02

11) Date company informed

30/7/02

12) Total holding following this notification

10,613,074

13) Total percentage holding of issued class following this notification

2.83%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01753-849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ......30/7/2002......

Closing Amendment #12

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held: Michael Page International Plc

2. Notifiable Interest: Ordinary Shares

Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

7. Inasmuch as there is no disclosable interest of 3% or greater of the share capital, Fidelity International Limited and its direct and indirect subsidiaries have no further reporting obligation under Section 198 to 202 of the UK Companies Act. This statement speaks as of its date, and no interference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

SCHEDULE A

SECURITY: Michael Page International Plc   Closing Amendment # 12

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	2,903,751	FISL	Clydesdale Bank (Head Office) Nominees Limited
	203,049	FIL	Chase Nominees Ltd
	7,506,274	FIL	HSBC Client Holdings Nominee (UK) Limited

TOTAL ORDINARY SHARES: 10,613,074

CURRENT OWNERSHIP PERCENTAGE: 2.83%

SHARES IN ISSUE: 375,000,000

CHANGE IN HOLDINGS SINCE LAST FILING: (3,077,100) ordinary shares

This information is provided by RNS
The company news service from the London Stock Exchange

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